Exhibit 4.1

SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE (this “Second Supplemental Indenture”), dated as of December 7, 2004, between ROPER INDUSTRIES, INC., a Delaware corporation (the “Company”), and SUNTRUST BANK, a Georgia banking corporation, as Trustee (the “Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee executed and delivered an Indenture dated as of November 28, 2003 (the “Base Indenture”) and a First Supplemental Indenture, dated as of December 29, 2003 (the “First Supplemental Indenture” and together with the Base Indenture and this Second Supplemental Indenture, the “Indenture”) to provide for the issuance by the Company from time to time of Securities to be issued in one or more series as provided in the Indenture;

WHEREAS, the issuance and sale of up to $582,249,000 aggregate principal amount at maturity of the Company’s Senior Subordinated Convertible Notes due 2034 (the “Notes”) has previously been authorized by resolutions of the Board of Directors and the Pricing Committee of the Board of Directors of the Company;

WHEREAS, the Issuer has previously issued and sold $582,249,000 aggregate principal amount at maturity of the Notes;

WHEREAS, Section 9.02 of the Indenture provides that with the consent of not less than a majority in principal amount of the Outstanding Securities of each series affected by such supplemental indenture, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Securities of such series under the Indenture as specified in such Section 9.02;

WHEREAS, the Issuer desires to amend the Indenture to modify the Company’s right to pay cash in lieu of common stock to any Holder of the Notes who converts the Notes pursuant to Article XVI;

WHEREAS, all things necessary to make this Second Supplemental Indenture a valid supplement to the Indenture according to its terms and the terms of the Indenture have been done;

NOW, THEREFORE, the parties hereby enter into this Second Supplemental Indenture, which shall apply to the Notes along with the Indenture as follows:

ARTICLE I

FORM AND TERMS OF THE NOTES

SECTION 1.01 Conversions.

The third paragraph of Section 16.01 of the First Supplemental Indenture is hereby deleted and is hereby replaced with the following paragraph which shall apply in its place:

To the extent a Holder converts Notes into shares of Common Stock pursuant to this Article XVI and paragraph 9 of the Notes, such Holder shall receive for each $ 1,000 Principal Amount at Maturity of Notes converted either cash, Common Stock or a combination of the two as set forth below:

(a) an amount of cash in lieu of shares of Common Stock equal to the lesser of:

(i) the product of (A) the Average Sale Price of the Common Stock for the five consecutive Trading Days immediately following the Conversion Date and (B) the Conversion Rate as in effect on the Conversion Date (the “Conversion Amount”) or

(ii) the Original Price plus accrued Original Issue Discount (the “Accreted Principal Amount”); plus

(b) if the Conversion Amount is greater than the Accreted Principal Amount (such difference, the “Conversion Premium”), then the Company shall deliver an amount in whole shares (the “Net Shares”) calculated as the Conversion Premium divided by the Average Sale Price of the Common Stock for the five consecutive Trading Days immediately following (i) the earlier of the date of the Company’s notice of its election to deliver cash or a combination of cash and Net Shares pursuant to Section 16.02 of this Indenture or two Business Days, if the Company shall not have given a notice of redemption pursuant to Section 11.03 of this Indenture, or (ii) the Conversion Date, in the case of a conversion following a notice of redemption delivered by the Company specifying an intent to deliver cash or a combination or cash and Net Shares for any Conversion Premium; provided that the Company may at its option elect to deliver (x) an amount in cash equal to the Conversion Premium or (y) a combination of cash and a portion of Net Shares in an amount equal to the Conversion Premium, in the case of (x) and (y), in lieu of delivering only Net Shares; plus

(c) any amount in cash in lieu of any fractional Net Shares.

SECTION 1.02 Conversion Procedure.

The phrase “Except as provided in the last sentence of the third paragraph of section 16.01 hereof, if” is hereby deleted from the sixth sentence of the first paragraph of Section 16.02 of the First Supplemental Indenture and is hereby replaced with the word “If”, and the phrase “Except as provided in the last sentence of the third paragraph of section 16.01 hereof, at” is hereby deleted from the seventh sentence of the first paragraph of Section 16.02 of the First Supplemental Indenture and is hereby replaced with the word “At”.

ARTICLE II

MISCELLANEOUS

SECTION 2.01 Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 2.02 Successors and Assigns.

All covenants and agreements in this Second Supplemental Indenture by the Company shall bind their respective successors and assigns, whether so expressed or not.

SECTION 2.03 Benefits of Indenture.

Nothing in this Second Supplemental Indenture or in the Notes, express or implied, shall give to any Person (other than the parties hereto and their successors hereunder, any Paying Agent and the Holders) any benefit or any legal or equitable right, remedy or claim under this Second Supplemental Indenture.

SECTION 2.04 Governing Law.

This Second Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws. This Second Supplemental Indenture is subject to the provisions of the Trust Indenture Act that are required to be part of this Indenture and shall, to the extent applicable, be governed by such provisions.

SECTION 2.05 Separability.

In case any provision in this Second Supplemental Indenture, including the Notes, shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 2.06 Counterparts.

This Second Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Second Supplemental Indenture.

SECTION 2.07 Ratification.

The Base Indenture, as supplemented by the First Supplemental Indenture and this Second Supplemental Indenture, is in all respects ratified and confirmed, and the Base Indenture, the First Supplemental Indenture and this Second Supplemental Indenture shall be read, taken and construed as one and the same instrument with respect to the Notes. All provisions included in this Second Supplemental Indenture supersede any conflicting provisions included in the Base Indenture, as supplemented by the First Supplemental Indenture, with respect to the Notes unless not permitted by law. The Trustee accepts the trusts created by the Indenture, as supplemented by this Second Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Indenture, as supplemented by this Second Supplemental Indenture.

SECTION 2.08 Effectiveness.

The provisions of this Second Supplemental Indenture shall become effective as of the earlier of (1) the date of the execution and delivery of the senior secured credit facilities contemplated by the definitive commitment letter among the Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, Wachovia Capital Markets, LLC and Wachovia Bank, National Association, dated October 4, 2004, regardless of the ultimate size or components of such credit facilities, and (2) the date that the Company obtains an amendment or a waiver of the Credit Agreement among the Company, as parent borrower, certain foreign subsidiary borrowers referred to therein, the several lenders from time to time parties thereto, Merrill Lynch Capital Corporation, Bank One, NA and KeyBank National Association, as documentation agents, Wachovia Bank, National Association, as syndication agent, and JPMorgan Chase Bank, as administrative agent dated, as of December 29, 2003, to permit the effectiveness of this Second Supplemental Indenture. If this Second Supplemental Indenture does not become effective by December 31, 2004, the Company may, at its option, deliver a notice to the Trustee that would cause this Second Supplemental Indenture to be null and void and of no force and effect. In addition, if this Second Supplemental Indenture does not become effective by October 18, 2005, this Second Supplemental Indenture shall automatically be null and void and of no force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed all as of the date first above written.

SUNTRUST BANK, as Trustee

By:		/s/ B.A. Donaldson
	Name:	B. A. Donaldson
	Title:	Vice President

ROPER INDUSTRIES, INC.

By:		/s/ Brian D. Jellison
	Name:	Brian D. Jellison
	Title:	Chairman of the Board of Directors,
President and Chief Executive Officer